September 5, 2008

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549

    Re:    Bio-Reference Laboratories, Inc., File No.:  0-15266

Dear Sir or Madam:

   Transmitted herewith through EDGAR is Form 10-Q for the 3rd quarter ended July 31, 2008 for Bio-Reference Laboratories, Inc.  If you have any questions or comments, please contact me at (800)229-5227.

Sincerely,

Sam Singer

Chief Financial Officer